12 June 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 12 June 2006 it purchased 400,000 Reed Elsevier PLC ordinary shares at a price of 528.535 pence per share. The purchased shares will be held as treasury shares. Reed Elsevier PLC currently holds 19,293,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,262,173,197 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 12 June, it purchased 200,000 Reed Elsevier NV ordinary shares at a price of €11.5739 per share. The purchased shares will be held as treasury shares. Reed Elsevier NV currently holds 12,531,500 Reed Elsevier NV ordinary shares in treasury, and has 732,496,064 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).